Exhibit 99.6

Jan 24, 2008	Trading Symbol: URA – TSX.V

Colorado Drill Program Resumed on Eula Belle Uranium Project

Anglo Canadian Uranium Corp. (URA on TSX.V) (the “Company”) is pleased to announce is has resumed its drill program on the Eula Belle Uranium Project located in Montrose County, Southwest Colorado. Drilling was suspended due to weather conditions, which have improved and allowed for the resumption of the drill program. Five (5) holes have been completed with an additional twenty (20) holes to be completed in the first quarter of 2008. This drill program is testing two (2) 25 hole cluster drill outs within the Eula Belle Uranium Project area, bordering the Company’s 100% owned King Uranium Project, within the Uravan Mineral Belt of Colorado.

Results from the initial five (5) holes were announced on January 16, 2008, with a map outlining the drill program available on the company web site. The Eula Belle Uranium Project contains the Eula Belle Uranium / Vanadium

Mine operated by Union Carbide, produced 1,485,550 pounds of U3O8 and 5,234,387 pounds of vanadium (V205)

from 1961 to 1974 and the King Uranium Project, covering two hundred and fifty claims. Both projects are located near a Department of Energy mineral reserve and the King Solomon Uranium / Vanadium mine that produced

3,172,420 pounds of U3O8 and 16,223,095 pounds of vanadium (V205 from 1974 to 1983.

With regard to the historical information referred to in this news release and details regarding the location of these historical resources, the Company considers them to be relevant but not to NI 43-101 standards.

About Anglo Canadian Uranium Corp.

Anglo-Canadian Uranium is an aggressive uranium and gold exploration company with several properties located in Canada and the United States. The Company’s current projects include uranium projects located in Colorado, Utah, New Mexico and Quebec, and gold and base metals projects in British Columbia. The Company’s focus is to acquire uranium and gold deposits in strategic locations through acquisition and option arrangements, and further develop these projects with experienced management teams.

For more information on the Company and its projects, please visit the website at www.anglocanex.com

ON BEHALF OF THE BOARD OF DIRECTORS:
“Len J.Harris”

Len J. Harris, President
T: 604 669 6807
Toll Free: 866 488 3838
E: len@anglocanex.com
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.